[Compressco Partners, L.P. Letterhead]
February 9, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:	Compressco Partners, L.P. Registration Statement on Form S-1, Amendment No. 1 Commission File No. 333-155260 Filed on December 19, 2008
Ladies and Gentlemen:
     We have filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”). Additionally, set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 12, 2009. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. All page references are to Amendment No. 2 unless otherwise indicated. References to “we,” “us,” “our” and “the Company” herein refer to Compressco Partners, L.P. Capitalized terms that are not otherwise defined herein shall have the meanings set forth in Amendment No. 2.
Selected Historical and Pro Forma Financial and Operating Data, page 12
1.	We note your response to our prior comment 9 concerning the modifications that are being made to your contracts. Please add in the Form S-1 disclosure that is similar in content to the response that you provided to us.

Response: We have revised the Registration Statement to add disclosure describing the modifications made to the customer contracts that are being contributed to the Company and the material changes made to the those contracts. See “Production Enhancement Services Contract Terms” on page 96.
Impairment of Long-Lived Assets, page 63
2.	We have considered your response to our prior comment number 26 and note that under Statement of Financial Accounting Standards 142 and 144, the recognition and measurement of an impairment loss for goodwill and long-lived assets is not identical. We further note the reported amounts of goodwill and long-lived assets in

United States Securities and Exchange Commission
February 9, 2011

your financial statements. Please address these specific differences, methods, assumptions and estimates underlying your critical accounting estimates for each of these asset classes. For each critical policy, discuss how accurate your estimates have been in the past, how much these estimates have changed and whether these estimates are reasonably likely to change in the next year. It may be helpful to provide separate discussions of your critical accounting policies related to goodwill and long-lived assets.
Response: We have revised the Registration Statement in response to your comment to include separate discussions of these distinct forms of potential impairment. This discussion can be found under the headings “Impairment of Long-Lived Assets” and “Impairment of Goodwill” in “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies.” See page 83.
Non-Equity Incentive Awards (Cash Bonus Awards), page 89
3.	We note your response to our prior comment 36. We reissue this comment, specifically with regard to the numbers you have omitted from your disclosure: the numbers that had to be achieved in order for bonuses to be paid at the target and maximum levels, with regard to each of the three goals: (1) Compressco’s actual profits before taxes; (2) Compressco’s number of GasJack™ units under contract at year end; and (3) Compressco’s Total Reportable Incident Rate.
Response: Please be advised that the Compensation Committee of the Board of Directors of TETRA Technologies, Inc. no longer specifically relies on the above mentioned three goals that were established for the year 2007. In granting discretionary cash incentive awards, the Compensation Committee is not required to rely on specific performance measures and may take into account any performance measure applicable to Compressco, Inc., or it may look solely at subjective individual performance criteria. In addition to any discretionary bonuses that may be granted to the executive officers, a new Cash Incentive Compensation Plan was adopted prior to the beginning of the 2010 year to govern both annual and long-term cash bonus awards. The Registration Statement describes the Cash Incentive Compensation Plan in more detail on page 110.
Security Ownership of Certain Beneficial Owners and Management, page 102
4.	Identify the person(s) having beneficial ownership (i.e. voting or investment power) of the shares held by Compressco, Inc. and Tetra International Incorporated. See Rule 13d-3 under the Exchange Act.
Response: We have revised the Registration Statement to identify TETRA Technologies, Inc. as the beneficial unit holder of the units held by Compressco Partners GP Inc. and Tetra International Incorporated. See page 124.

United States Securities and Exchange Commission
February 9, 2011

Note B – Pro forma Adjustments and Assumptions (f), page F-19
5.	We note your response to our prior comment 50, in which you state the pro forma service revenue was determined based on the percentage of domestic service contracts that had not been modified as of the date of filing, contracts of Mexican customers specifically identified as having been modified and all contracts of Canadian customers. Your revised disclosures in response to our prior comment 50, describing the adjustment to Predecessor revenues states however, that pro forma revenue is based on the percentage of GasJack units contributed. Please clarify or revise your disclosure and response as appropriate.
Response: Our financial presentation has been substantially revised due to our determination to contribute substantially all of our predecessor’s business.
6.	We have considered your response to our prior comment number 53 and note your revised disclosures on page F-19. You state a large portion of the selling, general and administrative expenses relate to the cost of service contracts. However, you have used the percentage of Predecessor GasJack units contributed to the partnership as the basis for determining the amount of pro forma selling, general and administrative costs. In order to further our understanding for the basis of this allocation, please compare:
•	the percentage of GasJack units contributed versus the percentage of service contracts contributed;

•	the differences between the use of each percentage as a basis for allocation; and

•	why you have chosen to use the percentage of GasJack units contributed versus the percentage of service contracts contributed to allocate selling, general and administrative expenses.
Response: As indicated in our response to comment 5 above, because substantially all of our predecessor’s business is being contributed to the partnership, we are no longer required to make the allocation of selling, general and administrative costs identified in this comment.
(Signature page follows.)

     If you have any questions or comments regarding this letter or the Registration Statement, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Jeffery K. Malonson of the same firm at (713) 758-3824.

Sincerely, COMPRESSCO PARTNERS, L.P.

By:	/s/ Ronald L. Foster
	Name:	Ronald L. Foster
	Title:	President